SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13) *
CONTINUCARE CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)
212172100
(CUSIP Number)
Phillip Frost, M.D., 4400 Biscayne Boulevard, Miami, FL 33137 (305) 575-6512
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 12, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		490,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,245,873

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		490,000

WITH	10	SHARED DISPOSITIVE POWER

		25,245,873

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,735,873

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	37.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS FROST GAMMA INVESTMENTS TRUST #46-0464745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,426,560

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		24,426,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,426,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.

1	NAMES OF REPORTING PERSONS FROST NEVADA INVESTMENTS TRUST #59-2749083

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		819,313

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		819,313

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	819,313

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1.	Security and Issuer
This is Amendment No. 13 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Frost Nevada Investments Trust (the “Nevada Trust”) (collectively, referred to as the “Reporting Persons”), with respect to ownership of the Common Stock, par value $0.0001 per share, of Continucare Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is amended and supplemented as follows:
On June 12, 2008, the Gamma Trust acquired 101,072 shares of Common Stock of the Issuer in a private transaction from a third party. The aggregate purchase price of the 101,072 shares of Common Stock reported in this Amendment No. 13 was $192,037, or $1.90 per share. The source of funds used by the Gamma Trust in making these purchases was working capital.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended in its entirety and restated as follows:

Name	Amount of Shares Beneficially Owned		Percentage Class (1)

Phillip Frost, M.D.	25,735,873		37.9	%(1)

Frost Gamma Investments Trust	24,426,560	(2)	36.0%

Frost Nevada Investments Trust	819,313	(3)	1.2%

(1)	Based on 67,741,803 shares of the Issuer’s Common Stock outstanding as of April 23, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2008, and assumes the conversion by Dr. Frost of 90,000 stock options to purchase shares of the Issuer’s Common Stock currently exercisable or which may become exercisable in the next sixty days.

(2)	These securities are held by the Gamma Trust, of which Dr. Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. 101,072 of these securities were acquired on June 12, 2008 in a private transaction from a third party for an aggregate purchase price of $192,037 in cash, or $1.90 per share.

(3)	These securities are held by the Nevada Trust, of which Dr. Frost is the trustee and Frost-Nevada Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.
Except as described herein or in the Original Schedule 13D, none of the Reporting Persons has engaged in any transaction involving any of the securities of the Issuer during the past sixty days.

Item 7.	Material to be Filed as Exhibits
     1. Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.

FROST NEVADA INVESTMENTS TRUST
/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.
Trustee

FROST GAMMA INVESTMENTS TRUST
/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.
Trustee

Dated: June 17, 2008

JOINT FILER INFORMATION

NAME: ADDRESS:	Frost Gamma Investments Trust 4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	Continucare Corporation (CNU)

Date of Event Requiring Statement:	June 12, 2008

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee